CONSENT OF TIMOTHY ARNOLD

The undersigned hereby consents to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the scientific and/or technical information contained in the Company's Management's Discussion and Analysis dated August 10, 2021 (the "Technical Information") being filed with the United States Securities and Exchange Commission (the "SEC") under cover of Form 6-K; and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company's Registration Statement on Form F-10 (No. 333-242483), and any amendments thereto, filed with the SEC.

/s/ Timothy Arnold
Name: Timothy Arnold (P.E.)
Title: Chief Operating Officer, Integra Resources Corp.

Date: August 10, 2021